Exhibit 99.1

Lilium Welcomes KfW Due Diligence Undertaking

●	Diligence undertaking by KfW is a decisive step towards public support of Lilium
●	CEO Klaus Roewe: “We are expecting a swift process.”
●	Lilium targets minimum € 100 million KfW loan secured by default guarantee from the federal government and Bavaria

MUNICH, GERMANY, May 15, 2024: The Federal Government of Germany and the Free State of Bavaria have commissioned the state development bank KfW in Frankfurt to conduct due diligence on Lilium (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet and global pioneer in Regional Air Mobility (RAM), as part of the customary state support process. Once the diligence is completed and results satisfactory, Lilium expects to receive guarantees from the Federal Government and the Free State of Bavaria as security for a KfW loan, the exact amount of which is yet to be determined.

“We would like to thank those responsible in Berlin and Munich for their decision and the constructive cooperation over the last few weeks,” said Lilium CEO Klaus Roewe. “We expect due diligence to be swift as transparency is a daily routine for us as a listed company, so we expect the diligence process to be swift.” Roewe continued:

“Electrification is in strong public interest as a contribution to the necessary decarbonization of the industry. German government support is not only about creating a level playing field with the USA and China, but also about Germany signaling to the financial markets that innovations and new technologies are supported in Germany.”

Lilium is a world-leading pioneer in electric aviation and the only manufacturer worldwide with a certification basis for a powered lift eVTOL aircraft in Europe and the USA. Founded in 2015 by four graduates of the Technical University of Munich, and located at the Oberpfaffenhofen airport, near Munich, Germany, Lilium currently employs a workforce of over 1,000, more than 80% of whom work in highly specialized engineering and manufacturing fields. Lilium has a very international workforce and is building a strong European set-up: Lilium N.V. is registered in The Netherlands, Lilium has its Headquarters, design/engineering and industrial facilities in Munich, and a flight test center in Spain. The company recently announced its discussions with the French government to explore the expansion of its industrial footprint into France.

Initial production of the Lilium Jet began in 2023 with entry into service planned for 2026. Lilium has accumulated an order pipeline of over 780 Lilium Jets, including binding orders and MoU agreements from operators in the United States, South America, Europe, Asia, and the Middle East. According to estimates by Morgan Stanley as of 2021, the global eVTOL market could be worth $1 trillion in global revenues by 2040.

Contact information for media:

Rainer Ohler

+49 172 4890353

rainer.ohler.ext@lilium.com

press@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium:

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1,000 strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intends to operate, including the estimated potential size of the global eVTOL market; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the timing of the first manned flight and the Lilium Jet’s entry into service; and (iv) the timing and successful completion of the diligence exercise by KfW and the anticipated timing, size, form, and closing, if at all, of any financial investment from KfW or guarantee from the federal government of Germany or the Free State of Bavaria. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “targeted,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.